Form 10-K, Exhibit 13
period 1996-12-31
CARSON INC
filed 1997-03-31
CIK 1019808

Selected Consolidated Historical Financial Data
Carson, Inc.


                                               Combined (1)
                                   Company (3) (Unaudited)       Full Fiscal Year
                                                                                                              Predecessor
                                    Nine        Nine
                                   Months      Months          Predecessor     Company (2)
                                   Ended       Ended          April 1, 1995     August 23, 1995          Year Ended March 31,
Amounts in 000s except per
   share data                     December 31,  December 31,   to August 22,    to March 31,
                                      1996         1995           1995              1996        1995    1994       1993    1992
Statement of Operations Data :
Net sales                           $59,938    $50,527        $26,854            $41,465      $58,126  $50,108    $49,335  $49,947
Income (loss)
   from continuing operations (4)    (3,256)     4,272          3,934              1,206        5,688    3,083      4,939    5,605
(Loss) earnings per share from
   continuing operations (4)       $  (0.25)                                    $   0.10
Weighted average common shares
   outstanding                        12,715                                       11,871



                                                            Company     Company (2)                     Predecessor
                                                       December 31,       March 31,                      March 31,
Balance Sheet Data:                                           1996          1996           1995         1994        1993    1992
  Total assets                                              $97,631       $88,082      $  43,863      $39,209    $37,572  $37,848
  Long-term debt (excluding current portion)                 24,501       63,778                                     288      552
  Stockholders' equity                                       54,317       9,877           34,358       29,699     30,473   29,141
  Working capital                                           $15,954       $13,957      $  15,140      $11,653    $14,256  $14,184



(1) The combined unaudited nine months ended December 31, 1995 includes results of the Predecessor for the period from April 1, 1995 to August 22, 1995 combined with the Company results of operations for the period from August 23, 1995 to December 31, 1995. (2) The acquisition of Aminco, Inc. (the Predecessor) was completed on August 23, 1995. The Company's financial statements include the operating results from the acquisition date. (3) Effective December 31, 1996, the Company changed its fiscal year-end from March 31 to December 31. (4) Before extraordinary item and cumulative effect of accounting change.


EX-13, PAGE 1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview
     Carson, Inc. (formerly DNL Savannah Holding Corp. and also referred to herein as the "Company" or "Carson") is a leading manufacturer and marketer in the U.S. retail ethnic hair care market for African-Americans. The Company currently sells over 70 different products in the United States and in over 60 other countries under five principal brand names. The majority of the Company's net sales are derived from four categories of the ethnic health and beauty aids market: hair relaxers and texturizers (which constituted approximately 50% of the Company's net sales in 1996), hair color, shaving products and hair care maintenance products.
        Carson was established in May 1995 and until August 1995 its operations were de minimus. On August 23, 1995, the Company acquired all of the outstanding stock of Aminco, Inc. (also referred to as the "Predecessor"). Aminco's operations were principally conducted by its wholly owned subsidiary, Carson Products Company. Subsequent to the acquisition of Aminco, Carson Products Company was merged into Aminco; the surviving entity was renamed Carson Products Company. The accompanying financial statements include the operating results of Carson Products Company ("Carson Products") from the acquisition date.
        The Company's acquisition of the Predecessor for approximately $95 million in cash (including $6 million for fees and other costs directly associated with the acquisition) was initially financed with long-term borrowings aggregating approximately $68.0 million and has been accounted for as a purchase (the "acquisition"). Accordingly, the purchase price has been allocated to the Predecessor's identifiable assets and liabilities based on the fair values at the acquisition date. Liabilities assumed aggregated approximately $11.4 million. The excess of the purchase price over the fair value of the Predecessor's identifiable net assets has been classified as goodwill. In connection with the acquisition, the senior management of the Predecessor was replaced. The Predecessor had a March 31 fiscal year-end. Effective December 31, 1996, the Company changed its fiscal year-end from March 31 to December 31. The decision to change the fiscal year-end was made in order to conform the Company's financial reporting year to the natural business year of the industry.
        On July 3, 1996, the Company's South African subsidiary, Carson Holdings, Ltd. ("Carson South Africa") sold 25.0% of its shares in an initial public offering on the Johannesburg Stock Exchange. This offering resulted in net proceeds of approximately $4.2 million. At the same time, Carson South Africa issued 1.875% of its shares to certain employees, officers and directors involved in the Company's South African operations. As a result of the issuance of these shares, the Company has reflected in its consolidated statement of operations for periods subsequent to the share issuance a minority interest in subsidiary earnings. The amount of the charge reflected in this line item equals Carson South Africa's net income for the applicable period multiplied by the percentage of the Carson South Africa shares which are not indirectly owned by the Company. In conjunction with the South African initial public offering, the Company's U.S. subsidiary, Carson Products entered into an amendment to its license agreement with Carson Products Proprietary Limited ("Carson Products, S.A."), a South African registered company wholly owned by Carson South Africa, which provides that commencing on April 1, 1998, Carson Products S.A. will pay to Carson Products a royalty in the amount of 3.0% of the net sales of all licensed products. The amount of the royalty increases to 3.5% on April 1, 1999 and 4.0% on April 1, 2000 until the termination of the agreement. The initial term of the agreement expires on April 1, 1999; however, the agreement continues indefinitely thereafter until terminated by either party upon 12 months written notice.

EX-13, PAGE 2

        With the exception of sales by Carson Products S.A. to South Africa, Botswana, Lesotho, Namibia and Swaziland, which are denominated in South African Rand, all of the Company's sales are recorded in U.S. Dollars. The Company does not view the exposure to Rand exchange rate fluctuations as significant because the South African subsidiary incurs all of its costs in Rand. Assets and liabilities of the Company's South African operations are translated for consolidation purposes from South African Rand into U.S. Dollars at the rate of currency exchange at the end of the fiscal period. Revenues and expenses are translated at average monthly prevailing exchange rates. Resulting translation differences are recognized as a component of stockholders' equity.
        On June 26, 1996, Carson made an investment of $3.0 million in Morningside AM Acquisition Corp., the parent of AM Cosmetics, Inc. ("AM Cosmetics") a leading low-cost manufacturer of cosmetics. The investment was made through the purchase of $3.0 million of 12% cumulative, payment-in-kind preferred stock. The Company's consolidated statements of operations for periods subsequent to June 26, 1996 include the dividend income from this investment, although dividends are anticipated to be paid through the issuance of additional preferred stock. Therefore, it is anticipated that no cash will be generated from this investment in the near future. In connection with the investment, Carson entered into a management agreement and will enter into certain related sales agreements and manufacturing agreements with AM Cosmetics.
        The Company completed the offering (the "Offering") of 4,818,500 shares of Class A common stock on the New York Stock Exchange on October 18, 1996 at a price of $14 per share. Of these shares 3,113,000 were sold by the Company with the balance sold by selling stockholders, none of which included any members of management or the original buyout group.

Effect of the Acquisition on Results of Operations
The consummation of the Company's acquisition of the stock of the Predecessor (the "acquisition") affected the Company's results of operations following the acquisition in certain significant respects. The acquisition was reflected using purchase accounting with the purchase price being allocated to the Company's identifiable assets and liabilities based on fair values at the date of the acquisition, which was August 23, 1995. The excess of the purchase price over the fair value of the Company's identifiable net assets has been classified as goodwill. Therefore, the Company's amortization expenses are significantly higher than the corresponding amounts for the Predecessor. Additionally, interest expense increased due to debt initially used to finance the acquisition.

Results of Operations
The acquisition was completed on August 23, 1995. Because of the application of purchase accounting and the resulting revaluation of the Predecessor's assets and liabilities and the impact on certain expenses, the financial statements of the Predecessor for the periods prior to August 23, 1995 are not strictly comparable to those of subsequent periods. However, the following table combines historical fiscal 1996 data for the Predecessor and the Company in order to facilitate discussion of financial results.

EX-13, PAGE 3

Statement of Operations Data

                             Company         Combined (a)
                             Nine-Month       Nine-Month      Combined (b)      Predecessor
                           Period Ended      Period Ended         Year Ended      Year Ended
                      December 31, 1996      December 31, 1995    March 31, 1996  March 31, 1995
                                               (Unaudited)
Net sales                      $    59,938  $  50,527        $  68,319            $ 58,126
Cost of sales                       26,940     22,336           30,142              25,692
    Gross profit                    32,998     28,191           38,177              32,434
Selling expenses                    15,692     13,596           17,048              17,888
General and
  administrative expenses            5,836      4,751            7,337               5,246
Incentive compensation               7,123
Depreciation and
  amortization                       1,896      1,278            1,833               1,085
    Operating income                 2,451      8,566           11,959               8,215
Interest expense                     4,545      2,696            4,543                 136
Other income, net                      565      1,172            1,319                 783
(Loss) Income before taxes          (1,529)     7,042            8,735               8,862
Provision for income taxes           1,727      2,770            3,595               3,174
(Loss) Income before
  extraordinary item                (3,256)     4,272            5,140               5,688
Extraordinary item, net of tax      (3,527)
Net (loss) income (c)              $(6,783)$    4,272   $        5,140           $   5,688

EBITDA (d)                     $     4,410    $ 9,838         $  13,977   $          9,450

Data As A Percentage Of Sales:
Net sales                           100.0%      100.0%           100.0%             100.0%
Cost of sales                        44.9        44.2             44.1               44.2
    Gross profit                     55.1        55.8             55.9               55.8
Selling expenses                     26.2        26.9             25.0               30.8
General and
  administrative expenses             9.7         9.4             10.7                9.0
Incentive compensation               11.9
Depreciation and amortization         3.2        2.5              2.7                1.9
Operating income                      4.1%      17.0%            17.5%              14.1%

(a) The combined unaudited statement of operations for the nine-month period ended December 31, 1995 includes results of Predecessor operations for the period from April 1, 1995 to August 22, 1995 combined with Company results of operations for the period from August 23, 1995 to December 31, 1995. (b) The statement of operations of the Predecessor for the period from April 1, 1995 to August 22, 1995 is combined with the statement of operations of the Company for the period August 23, 1995 to March 31, 1996. (c) Before effect of change in accounting principle and dividends on preferred stock of the Predecessor. (d) EBITDA is calculated by adding earnings before interest, income taxes, depreciation and amortization expense. In addition, the effect of the $3.5 million extraordinary item is excluded.

EX-13, PAGE 4

Company Nine-Month Period Ended December 31, 1996 Compared to Combined Nine-Month Period Ended December 31, 1995

Net Sales. Net sales increased from $50.5 million for the combined nine-month period ended December 31, 1995 to $59.9 million for the nine-month period ended December 31, 1996, an increase of 18.6%. In the United States, relaxers and texturizers, hair color and hair care maintenance products each generated net sales increases. Carson South Africa continued to demonstrate strong results with an increase in net sales of 69.2% from $5.2 million for the combined nine-month period ended December 31, 1995 to $8.8 million for the nine-month period ended December 31, 1996.

Gross Profit. Gross profit increased from $28.2 million for the combined nine-month period ended December 31, 1995 to $33.0 million for the nine-month period ended December 31, 1996, an increase of 17.0%. This increase was almost entirely due to the increase in net sales. As a percent of net sales, gross profit decreased from 55.8% for the combined nine-month period ended December 31, 1995 to 55.1% for the nine-month period ended December 31, 1996, primarily due to an i nventory adjustment related to repackaging and reformulation of several product lines.

Selling Expenses. Selling expenses increased from $13.6 million for the combined nine-month period ended December 31, 1995 to $15.7 million for the nine-month period ended December 31, 1996, an increase of 15.4%. The increase in selling expense was almost entirely a result of the increase in net sales. As a percentage of net sales, selling expenses decreased from 26.9% to 26.2% during this period, primarily as a result of the timing of advertising and promotional expenses.

General and Administrative Expenses. General and administrative expenses increased from $4.8 million for the combined nine-month period ended December 31, 1995 to $5.8 million for the nine-month period ended December 31, 1996, an increase of 20.8%. As a percentage of net sales, general and administrative expenses increased from 9.4% to 9.7% during this period. This increase in general and administrative expenses as a percentage of net sales was a function of several factors relating to the acquisition and the new management structure. First, the new management team included the addition of several new senior executives and the promotion of certain key executives that increased personnel costs which management believed was necessary to support the future growth of the Company. Second, the Company entered into a management agreement with Morningside which provides strategic consulting advice to the Company for a fee of $0.4 million per annum. Third, travel expenses increased significantly due to the new management's focus on international markets which required extensive travel. Finally bank fees and professional fees increased due to the new credit agreements relating to the debt incurred to finance the acquisition.

Incentive Compensation Expenses. The Company recognized $7.1 million of incent ive compensation expenses during the nine-month period ended December 31, 1996 relating to costs under certain long-term incentive compensation agreements and the purchase of shares prior to the initial public offering by several outside directors and certain members of senior management and for the shares of Carson South Africa awarded to certain members of its management. No similar costs were previously recorded.

Depreciation and Amortization. Depreciation and amortization expense increased from $1.3 million for the combined nine-month period ended December 31, 1995 to $1.9 million for the nine-month period ended December 31, 1996. As a percentage of net sales, depreciation and amortization expense increased from 2.5% to 3.2% during this period. This increase was primarily due to goodwill amortization which resulted from the application of purchase accounting. The increase in amortization due to the acquisition was partially offset by a change in the wa y the Company accounts for package design costs. Prior to the acquisition, the Predecessor capitalized package design costs and amortized it over a four year period. Since the acquisition, the Company has expensed package design costs as incurred.

Operating Income and EBITDA. As a result of the above changes, operating income decreased from $8.6 million for the combined nine-month period ended December 31, 1995 to $2.5 million for the nine-month period ended December 31, 1996. EBITDA decreased from $9.8 million to $4.4 million during this period.

Interest Expense. Interest expense increased substantially from $2.7 million for the combined nine-month period ended December 31, 1995 to $4.5 million for the nine-month period ended December 31, 1996, as a result of the new debt incurred to finance the acquisition.

EX-13, PAGE 5

Other Income, net. Other income decreased as a result of the elimination of royalty income associated with the Caribbean. The Company now handles Caribbean sales through its in-house sales organization. Investment income decreased because most of the Predecessor's investments were liquidated in conjunction with the acquisition. Additionally, in June of 1996, the Company made an investment and entered into a management contract with AM Cosmetics, a leading low-cost producer of cosmetics. Under the terms of the investment and the management agreement, the Company is entitled to a 12% paid in kind dividend on its $3.0 million investment and an annual management fee of the greater of $.5 million or 1% of net sales.

Provision for Taxes. The provision for taxes decreased from $2.8 million to $1.7 million during this period. The effective tax rate is not proportionate to the statutory rates as a result of the majority of the incentive compensation charge not being deductible for income tax purposes.

Combined Twelve-Months Ended March 31, 1996 Compared to Predecessor Twelve-Months Ended March 31, 1995

Net Sales. Net sales increased from $58.1 million for fiscal 1995 to $68.3 million for fiscal 1996, an increase of 17.6%, as a result of positive market acceptance of new product formulation and new packaging and the efforts of the Company's in-house sales organization, which was established in April 1995. In the United States, relaxers and texturizers, hair color, shaving products and hair care maintenance products all generated net sales increases. Carson South Africa continued to show strong growth with an increase in net sales of 80.4% from $3.6 million recorded for fiscal 1995 to $6.6 million for fiscal 1996, a function of both the rapid expansion of the African market and increasing market share. International sales excluding sales by Carson South Africa also increased, primarily due to European sales where the Company increased its sales representation.

Gross Profit. Gross profit increased from $32.4 million for fiscal 1995 to $38.2 million for fiscal 1996, an increase of 17.7%. This increase was almost entirely due to the increase in net sales. Gross margin increased slightly from 55.8% to 55.9% during this period.

Selling Expenses. Selling expenses decreased from $17.9 million for fiscal 1995 to $17.0 million for fiscal 1996, a decrease of 4.7% despite an increase in net sales of 17.6%. As a percentage of net sales, selling expenses decreased from 30.8% to 25.0% during this period. This decrease was due to the Company's decision to establish an in-house sales organization and terminate the majority of its sales broker relationships. In fiscal 1995, brokers were paid a commission which averaged slightly above 5%. The commission expense was almost entirely eliminated in fiscal 1996. This savings was offset in part by an increase in sales salaries and other payroll costs related to the new sales employees. General and Administrative Expenses. General and administrative expenses increased from $5.2 million for fiscal 1995 to $7.3 million for fiscal 1996, an increase of 39.9%. As a percentage of net sales, general and administrative expenses increased from 9.0% to 10.7% during this period. This increase in general and administrative expenses as a percentage of net sales was a function of several factors relating to the acquisition and the new management structure. First, the new management team included the addition of several new senior executives and the promotion of certain key executives that increased personnel costs which management believed were necessary to support the future growth of the Company. Second, the Company entered into a management agreement with Morningside which provides strategic consulting advice to the Company for a fee of $0.4 million per annum. Third, travel expenses increased significantly due to the new management's focus on international markets which required extensive travel. Finally, bank fees and professional fees increased due to the new credit agreements relating to the debt incurred to finance the acquisition.

Depreciation and Amortization. Depreciation and amortization expense increased from $1.1 million for fiscal 1995 to $1.8 million for fiscal 1996. As a percentage of net sales, depreciation and amortization expense increased from 1.9% to 2.7% during this period. This increase was due to goodwill amortization which resulted from the application of purchase accounting. The increase in amortization due to the acquisition was partially offset by a change in the way the Company accounts for package design costs. Prior to the acquisition, the Predecessor capitalized package design costs and amortized it over a four year period. Since the acquisition, the Company has expensed package design costs as incurred. The application of purchase accounting related to the acquisition did not have a material impact on the Company's depreciation expense.

Operating Income and EBITDA. As a result of the above changes, operating income increased from approximately $8.2 million for fiscal 1995 to $12.0 million for fiscal 1996, an increase of 45.6%. As a percentage of net sales, operating income increased from 14.1% to 17.5% during this period. EBITDA increased from approximately $9.5 million to $14.0 million, an increase of 47.4% during this period.

EX-13, PAGE 6

Interest Expense. Interest expense increased substantially from $0.1 million for fiscal 1995 to $4.5 million for fiscal 1996 as a result of the new debt incurred to finance the acquisition.

Other Income; Investment Income. Other income remained approximately the same for fiscal 1996 as compared to fiscal 1995. Investment income increased from $0.6 million for fiscal 1995 to $1.1 million for fiscal 1996 as the Predecessor realized gains on the liquidation of certain investment securities.

Provision for Taxes. The provision for income taxes increased from $3.2 million for fiscal 1995 to $3.6 million for fiscal 1996, an increase of 13.3%. This increase occurred despite pre-tax income decreasing from $8.9 million in fiscal 1995 to $8.7 million for fiscal 1996 as a result of goodwill amortization of $0.7 million for fiscal 1996 that was not deductible for tax purposes. Accordingly, the effective tax rate increased from 35.8% to 41.2% during this period.

Liquidity and Capital Resources
        The Company used the net proceeds of the Offering to repay indebtedness incurred in the acquisition. In conjunction with the Offering, the Company refinanced the remaining portion of its Bank Credit Facility with borrowings under a New Senior Bank Facility pursuant to a credit agreement dated as of October 18, 1996, which included (i) a $15.0 million term loan A, (ii) a $10.0 million term loan B and (iii) a $15.0 million revolving credit facility, which provides more availability than the previous facility. The term loan A and revolving credit facility bear interest at the applicable prime rate plus 0.5% or LIBOR plus 2.0% and have a final maturity of six years . The term loan B bears interest at the applicable prime rate plus 1.0% or LIB OR plus 2.5% and has a final maturity of seven years. The New Senior Bank Faci lity contains less restrictive covenants compared to the previous facility, since the Company is substantially less leveraged following the Offering.
        In the nine months ended December 31, 1996 net cash flow provided by operations was $2.2 million as a result of an increase in accounts payable of $3.5 million and a decrease in other current assets of $1.7 million. These items were offset in part by increases in accounts receivable and inventories of $2.6 million and $2.1 million, respectively. Working capital increased from $14.0 million at March 31, 1996 to $16.0 million at December 31, 1996.
        Net cash used in investing activities for the nine months ended December 31, 1996 totaled $6.8 million which included $3.8 million of capital expenditures and a $3.0 million investment in AM Cosmetics. The three largest capital projects involved purchasing and equipping the new South African manufacturing facility, reorganizing the shaving powder production in Savannah to better optimize capacity and adding production equipment in the Savannah facility to address short term capacity constraints.
        Net cash provided from financing activities for the nine months ended December 31, 1996 totaled $7.2 million. This included $32.7 million of borrowings from the New Senior Bank Facility, proceeds from the initial public offerings of the Company and its South African subsidiary of $42.4 million, less $69.2 million to repay acquisition indebtedness.
        The net cash flow for the nine months ended December 31, 1996 was $2.6 million, which when combined with beginning cash of $1.6 million results in a net cash balance of $4.2 million as of December 31, 1996.

Inflation
        The Company's manufacturing costs and operating expenses are affected by price changes. The Company has historically mitigated inflationary effects by passing price changes along to its customers and by continually developing more cost-effective manufacturing and operational procedures. The Company's ability to mitigate the effects of price changes will depend on market factors.

Outlook
        The Company believes that cash flow from operating activities, existing cash balances and available borrowings under its New Senior Bank Facility will be sufficient to fund working capital requirements, capital expenditures and debt service requirements in the foreseeable future.
        The preceding statement and certain other statements contained herein are forward-looking statements. It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements based on a number of factors, some of which are beyond the Company's control.
        Risk factors include, but are not limited to, the Company's ability to successfully implement its growth strategy, the nature and extent of future competition in the Company's principal marketing areas and increased costs of compliance with any developments in the U.S., Brazil, the Caribbean, Europe and other countries where the Company now does business or in the future may do business.

EX-13, PAGE 7


Consolidated Statements of Operations                                                          Twelve Month Period
Carson, Inc.                                                                    Nine Month Period
                                                                 Company

                                                           Company        Unaudited          Predecessor      Company   Predecessor
                                                          April 1, 1996  August 23, 1995  April 1, 1995  August 23, 1995  Year Ended
Amounts in 000s except per share data                   to December 31,  to  December 31,  to August 22,   to March 31,    March 31,
                                                              1996             1995          1995          1996               1995

Net sales .................................................  $59,938         $23,673       $26,854      $41,465           $58,126
Cost of sales .............................................   26,940          10,823        11,513       18,629            25,692
    Gross profit ..........................................   32,998          12,850        15,341       22,836            32,434
Selling expenses ..........................................   15,692           6,129         7,467        9,581            17,888
General and administrative expenses .......................    5,603           2,475         2,276        5,061             5,246
General and administrative - fees paid to Morningside .....      233

Incentive compensation, directors and management ..........    7,123

Depreciation and amortization .............................    1,896             776           502        1,331              1,085
    Operating income ......................................    2,451           3,470         5,096        6,863              8,215
Interest expense ..........................................    4,545           2,640            56        4,487                136
Other income, net .........................................      121              35         1,137          182                783
Other income, AM Cosmetics management fee and dividend ....      444

(Loss) income before income tax ...........................   (1,529)            865         6,177        2,558              8,862
Provision for income tax ..................................    1,727             527         2,243        1,352              3,174
(Loss) income before extraordinary item and change in
      accounting principle ................................   (3,256)            338         3,934        1,206              5,688
Extraordinary item, net of tax benefit ....................   (3,527)

Cumulative effect of change in accounting principle,
                               net of tax benefit .........                                                                   (250)
Net (loss) income .........................................   (6,783)            338         3,934        1,206              5,438
Dividends on preferred stock                                                                   554                           1,109
(Loss) income available to all shareholders ...............  $(6,783)           $338        $3,380       $1,206             $4,329
Earnings per common share:
      Before extraordinary item ...........................    $0.25)          $0.03                      $0.10
      Extraordinary item, net of tax benefit ..............    (0.28)

      Net (loss) earnings per share .......................   $(0.53)          $0.03                      $0.10
Weighted average common shares outstanding ................   12,715          11,871                     11,871

The accompanying notes are an integral part of these consolidated financial statements.

EX-13, PAGE 8

Consolidated Balance Sheets
Carson, Inc.



                                                                                     December 31,        March 31,
Dollars in 000s except share and par value data                                           1996                1996

ASSETS
Current Assets
      Cash and cash equivalents .................................................... $    4,191          $     1,553
      Accounts receivable (less allowance for doubtful accounts of $614 and $531
       at December 31, 1996 and March 31, 1996, respectively) ......................      14,855              12,611
      Accounts receivable due from AM Cosmetics ....................................         262
      Inventories ..................................................................      10,749               8,663
      Other current assets .........................................................       1,346               3,094
      Total current assets .........................................................      31,403              25,921

Property, Plant and Equipment, at cost:

      Land and improvements ........................................................         545                 545
      Buildings and improvements ...................................................       6,689               5,427
      Machinery and equipment ......................................................       7,436               5,806
      Furniture and fixtures .......................................................         396                 277
      Construction-in-progress .....................................................       1,004                 282
                                                                                          16,070              12,337
      Less:accumulated depreciation ................................................         981                 351
                                                                                          15,089               11,986
Investment in AM Cosmetics .........................................................       3,187


Goodwill, net of accumulated amortization of $1,573 and $688 at
   December 31, 1996 and March 31, 1996, respectively ..............................       45,801              46,633

Other Assets .......................................................................        2,151              3,542


      Total Assets .................................................................  $    97,631        $    88,082

EX-13, PAGE 9


                                                                                     December 31,             March 31,
Dollars  in 000s  except  share and par value  data                                     1996                       1996

LIABILITIES  AND
STOCKHOLDERS' EQUITY

Current Liabilities:
      Accounts payable .............................................................  $    7,065          $    3,600
      Accrued expenses .............................................................       4,451               5,354
      Accrued expenses, directors and employees ....................................       1,333
      Current maturities of long-term debt .........................................       2,600               3,010
      Total current liabilities ....................................................      15,449              11,964
Long-term Debt .....................................................................      24,501              63,778
Other Liabilities ..................................................................       1,700               1,732
Deferred Income Taxes ..............................................................                             731
Minority Interest in Subsidiary ....................................................       1,664


Commitments and Contingencies (Notes 11 and 14)


Stockholders' Equity:
  Preferred stock, $.01 par value, 10,000,000 shares authorized, none outstanding


  Common stock:
   Class A, voting, $.01 par value, 150,000,000 shares authorized, 4,996,568
     shares issued and outstanding as of December 31, 1996 .........................          50

   Class B, nonvoting, $.01 par value, 2,000,000 shares authorized, 1,859,677
      shares issued and outstanding ................................................          19                   19
   Class C, voting, $.01 par value,  13,000,000 shares authorized,  8,127,937 and 9,510,323 shares issued and outstanding at December 31, 1996
      and March 31, 1996, respectively .............................................           81                  95
      Paid-in capital ..............................................................       62,418              8,557
      Notes receivable from employee shareholders, net of discount .................       (1,365)

      (Accumulated deficit) Retained earnings ......................................       (5,577)             1,206
      Foreign currency translation adjustment ......................................       (1,309)

      Total stockholders' equity ...................................................       54,317               9,877
      Total Liabilities and Stockholders' Equity ...................................  $    97,631        $    88,082

The accompanying notes are an integral part of these consolidated financial statements.

EX-13, PAGE 10


Consolidated Statement of Shareholders' Equity
                                                                                                                            Total
                                  Common Stock    Preferred Stock    Paid-in  Retained   Valuation  ESOP Debt Treasury Stockholders'
Amounts in 000s               Shares    Amount    Shares   Amount   Capital    Earnings  Adjustment  Guarantee   Stock     Equity
PREDECESSOR
Balance, March 31, 1994 ...... 406,699  $1,220   606,752    $6,068      $214     $28,858   $          $(288)    $(6,373)   $29,699
Net income ...................                                                     5,438                                     5,438
Cash dividends,
    preferred stock ..........                                                    (1,109)                                   (1,109)
Reduction in ESOP debt
    guarantee ................                                                                          288                    288
Issuance of treasury stock ...                                            94                                        232        326
Purchase of treasury stock ...                                                                                     (567)      (567)
Unrealized gains on
    investments
    available for sale,
    net of taxes .............                                                                283                              283
Balance, March 31, 1995 ...... 406,699  1,220    606,752    6,068        308       33,187     283                (6,708)    34,358
Net income ...................                                                      3,934                                    3,934
Cash dividends,
    preferred stock ..........                                                       (554)                                    (554)
Issuance of treasury stock ...                                                                                      296        296
Balance, August 22, 1995 .....  406,699  $1,220   606,752    $6,068      $308      $36,567    $283       $  --   $(6,412)   $38,034

EX-13, PAGE 11

Carson, Inc.


                                                                                         Retained               Notes    Total
                                 Class A      Class B        Class C        Paid-in   Earnings   Translation           Stockholders'
Amounts in 000s              Shares    Amount Shares  Amount Shares   Amount Capital (Accumulated             Receivable
                                                                                      Deficit)   Adjustment  From Officers   Equity
COMPANY, beginning
August 23, 1995
Sale of common stock ........           $      569    $  6   5,799     $58  $11,936       $          $         $             $12,000
Issuance of common stock
    in connection with
    acquisition .............                1,291      13   2,006      20    2,717                                            2,750
Carryover of predecessor
    basis ...................                                1,705      17   (6,096)                                         (6,079)
Net income ..................                                                             1,206                                1,206
Balance, March 31, 1996 .....                1,860      19   9,510      95    8,557       1,206                                9,877
Gain on sale of South African
    stock, net ..............                                                 2,808                                            2,808
Sale of common stock, net ... 3,113      31                                  38,162                                           38,193
Conversion of Class C shares
    to Class A shares ....... 1,884      19                 (1,884)    (19)
Gain on forgiveness of
    shareholder note ........                                                 5,530                                            5,530
Net loss ....................                                                            (6,783)                             (6,783)
Translation adjustment ......                                                                          (1,309)               (1,309)
Employee shareholder loans,
    less discount ...........                                                                                        (1,365) (1,365)
Incentive compensation
    and other ...............                                  502        5   7,361                                            7,366
Balance, December 31, 1996 .. 4,997     $50  1,860     $19   8,128      $81 $62,418     $(5,577)      $(1,309)      $(1,365) $54,317

The accompanying notes are an integral part of these financial statements.
Consolidated Statements of Cash Flows

EX-13, PAGE 12

Carson, Inc.
                                                                                          Twelve-Month Period

                                                                        Nine-Month Period

                                          Company           Company Unaudited     Predecessor     Company              Predecessor
                                          April 1, 1996 to  August 23, 1995 to   April 1, 1995 to August 23, 1995 to   Year ended
Dollars in 000s                          December 31, 1996  December 31, 1995   August 22, 1995   March 31, 1996     March 31, 1995
Operating Activities:

  Net (loss) income ............................ $(6,783)              $   338             $  3,934        $1,206        $  5,438
  Adjustments to reconcile  net (loss)
    income to net
    cash provided by operating
    activities:
    Depreciation and amortization ..............   1,896                   776                  502         1,331           1,085
    Extraordinary item, net of tax benefit .....   3,527
    Incentive compensation .....................   6,163
    Provision for doubtful accounts ............     112                   110
    Deferred income taxes ......................    (957)                                                     805              25
    Other, net .................................  (1,363)               (2,238)              (1,367)          701             394
    Prepayment penalty on long-term debt .......  (1,328)
    Changes in operating assets and
      liabilities, net
      of acquisitions:
    Accounts receivable ........................  (2,356)                 (446)               (588)        (2,385)         (1,275)
    Accounts receivable, related party .........    (262)
    Inventories ................................  (2,086)               (1,579)                190         (1,586)            467
    Other current assets .......................   1,748                   (89)               (546)          (970)            313
    Accounts payable ...........................   3,465                   366                (732)         1,360             755
    Accrued liabilities ........................    (903)                 (985)              1,688         (1,677)            479
    Accrued liabilities, related party .........   1,333
    Total adjustments ..........................   8,989                (4,085)               (853)        (2,421)          2,243
    Net cash provided by (used in)
     operating activities ......................   2,206                (3,747)               3,081        (1,215)          7,681

Investing Activities:
  Additions to property, plant and equipment ...  (3,805)                 (624)               (375)        (1,470)           (974)
  Long-term investments ........................  (3,000)
  Proceeds from sales and maturities of
     investments ...............................                                             21,428                        12,498
  Package design costs .........................                                               (244)                         (356)
  Acquisitions of business assets, net of
     cash acquired .............................                        (65,300)                           (65,300)
  Purchases of investments .....................                                              (6,760)                     (15,704)
  Other ........................................                                                                              299
    Net cash (used in) provided by
     investing activities ......................  (6,805)              $(65,924)         $    14,049      $(66,770)       $ (4,237)


EX-13, PAGE 13

                                                                                   Twelve-Month Period
                                                                  Nine-Month Period
                                         Company        Company Unaudited         Predecessor      Company             Predecessor
                                     April 1, 1996 to     August 23, 1995 to     April 1, 1995 to  August 23, 1995 to  Year ended
Dollars in 000s                     December 31, 1996     December 31, 1995      August 22, 1995   March 31, 1996    March 31, 1995
Financing Activities:

  Proceeds from long-term borrowings ...........   $32,704          $     58,550     $                   $ 58,550        $
  Principal payments on long-term debt .........   (67,876)                 (500)                          (1,012)
  Dividends paid, preferred stock ..............                                             (554)                       (1,109)
  Purchases of treasury stock ..................                                             (296)                         (567)
  Checks outstanding ...........................                                                                         (1,043)
  Proceeds from sale of common stock ...........    38,193                 12,000                          12,000
  Proceeds from sale of subsidiary stock .......     4,216
    Net cash provided by (used in) financing
     activities ................................     7,237                 70,050            (850)         69,538         (2,719)

Net Increase (Decrease) in Cash and Cash
     Equivalents ...............................     2,638                   379            16,280          1,553            725

Cash and Cash Equivalents at Beginning of Period     1,553                                   1,620                           895

Cash and Cash Equivalents at End of Period .....    $4,191              $    379     $      17,900          $1,553    $    1,620

  Cash paid during the period for:
    Interest ...................................    $4,178            $    3,034     $          56           $3,991   $      136
    Income taxes ...............................    $2,421            $    1,276        $      457           $2,497   $    2,654

  Non-cash financing activities:
    Long-term debt issued in Acquisition .......$                     $    11,753      $                   $11,753    $

    Forgiveness of shareholder debt ............    $5,530                 $           $                       $      $

The accompanying notes are an integral part of these consolidated financial statements.

EX-13, PAGE 14

Notes to Consolidated Financial Statements
Carson, Inc.

Note 1. Organization and Business

Carson, Inc. (formerly DNL Savannah Holding Corp. and also referred to herein as the "Company") was established in May 1995 and until August 1995 its operations were de minimus. On August 23, 1995, the Company acquired all of the outstanding stock of Aminco, Inc. (also referred to as the "Predecessor"). Aminco's operations were principally conducted by its wholly owned subsidiary, Carson Products Company. Subsequent to the acquisition of Aminco, Carson Products Company was merged into Aminco; the surviving entity was renamed Carson Products Company. The accompanying financial statements of the Company include the operating results of Carson Products Company ("Carson Products") from the acquisition date.
        The Company is the leading manufacturer and marketer in the U.S. retail ethnic hair care market for African-Americans. The Company is also a leading global manufacturer and marketer of ethnic hair care products for persons of African descent. The Company's more than 60 products are marketed under five principal brand names. Certain of the Company's international activities are conducted by its South African subsidiary.
     The Company's acquisition of the Predecessor for approximately $95 million in cash (including $6 million for fees and other costs directly associated with the acquisition) was initially financed with long-term borrowings aggregating approximately $68.0 million and has been accounted for as a purchase (the "Acquisition"). Accordingly, the purchase price has been allocated to the Predecessor's identifiable assets and liabilities based on the fair values at the acquisition date. The excess of the purchase price over the fair value of the Predecessor's identifiable net assets has been classified as goodwill.
     Certain previous shareholders of the Predecessor received 1,705,500 shares of Class A Common Stock in the acquisition. Such share interest has been carried over at such shareholders' proportionate equity in the book value of Aminco (predecessor basis in accordance with Emerging Issues Task Force Issue No. 88-16, "Basis in Leveraged Buyout Transactions."
     The purchase price of the Predecessor (net of carryover of negative predecessor basis of approximately $6.1 million) has been allocated as follows (in millions):

     Current assets (including $17.9 of cash acquired)      $37.9
     Property, plant and equipment                           10.8
     Goodwill                                                47.2
     Other assets                                             4.5
     Liabilities assumed                                    (11.4)
                                                             89.0

     In July 1996, the Company's South African subsidiary sold 25% of its shares in an initial public offering on the Johannesburg Stock Exchange. The subsidiary received net proceeds of approximately $4.2 million from this sale (which resulted in a gain to the Company of approximately $2.8 million which was recorded in paid in capital). In conjunction with this public offering, the Company entered into an amendment to its license agreement with its South African subsidiary which provides that commencing on April 1, 1998, its South
African subsidiary will pay the Company a royalty in the amount of 3.0% of the net sales price of all licensed products. The amount of the royalty increases to 3.5% on April 1, 1999 and 4.0% on April 1, 2000 until the termination of the agreement. The initial term of the agreement expires on April 1, 1999; however, the agreement continues indefinitely thereafter until terminated by either party upon 12 months written notice.
     The Company completed an initial public offering of 4,818,500 shares of its common stock on October 18, 1996. The Company used the proceeds of such offering to repay certain indebtedness (see Note 7). This repayment resulted in an extraordinary loss recorded at that time of approximately $3.5 million (net of tax) for prepayment penalties and the write-off of unamortized debt discount and deferred financing costs.
        In October 1996, the Company amended its Certificate of Incorporation to change the authorized capital stock to Class A Common Stock, Class B Common Stock, Class C Common Stock and Preferred Stock (each with a par value of $.01 per share). Each share of the Company's former Class A Common Stock was converted into 11,370 shares of newly created Class C Common Stock, and each share of former Class B Common Stock was converted into 11,370 shares of newly created Class B Common Stock. These stock conversions have been given retroactive recognition in the accompanying financial statements.

EX-13, PAGE 15

Note 2. Significant Accounting Policies

Change in Fiscal Year
Effective December 31, 1996, the Company changed its fiscal year-end from
March 31 to December 31 in order to conform the Company's financial reporting year to the natural business year of its industry.

Principles of Consolidation
The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries and the Predecessor. All significant intercompany transactions and accounts have been eliminated.

Inventories
Inventories  in the United States are valued at the lower of Last-In,  First-Out
(LIFO) cost or market. Inventories of the South African subsidiary are valued at the lower of First-In, First-Out (FIFO) cost or market.

Property, Plant and Equipment
Property, plant and equipment is recorded at assigned values or cost less an allowance for depreciation. The Company capitalizes eligible expenditures with a cost greater than $1,000. Depreciation is computed using the straight-line method over the following estimated useful lives:

        Buildings                                        42 years
        Land improvements                                20 years
        Machinery and equipment                          12 years
        Furniture and fixtures                           10 years
        Office equipment                                 8 years
        Vehicles                                         5 years
        Information systems                              5 years

Intangible Assets
Goodwill is amortized over 40 years using the straight-line method. Debt issue costs are amortized on the interest method over the life of the related debt. Patents are amortized using the straight-line method over 17 years. Trademarks are amortized using the straight-line method over 40 years. The Company periodically assesses the recoverability of intangible assets based on judgments as to future undiscounted cash flows from operations.

Income Taxes
Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying currently enacted statutory rates to differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in the results of operations in the period that includes the enactment date.

Revenue Recognition
Revenue from sales of manufactured goods is recognized upon shipment to customers.

Research and Development Costs
Research and development costs (principally for new products) are expensed as incurred and aggregated $349,000 for the nine-month period ended December 31, 1996, $250,000 for the period August 23, 1995 to March 31, 1996, $160,000 for the period from April 1, 1995 to August 22, 1995 and $323,000 for the year ended March 31, 1995. These costs are included in general and administrative expenses in the accompanying statements of operations.

Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation
     Assets and liabilities of the Company's South African operations are translated from South African Rand into U.S. dollars at the rate of currency exchange at the end of the fiscal period. Revenues and expenses are translated at average monthly exchange rates prevailing during the period. Resulting translation differences are recognized as a component of stockholders' equity.

Net (Loss) Earnings Per Share
Net (loss) earnings per share is computed by dividing net income by weighted average common shares outstanding. In accordance with the rules of the Securities and Exchange Commission, all shares of common stock issued prior to the Company's initial public offering are included in weighted average shares outstanding as if they were issued at the Company's formation.

EX-13, PAGE 16

Supplementary Net (Loss) Earnings Per Share
     Supplementary net (loss) earnings per share is computed as if the Company's shares issued in its initial public offering of 3,113,000 were issued at the beginning of the Company's formation and interest related to debt that was paid off with proceeds is added back. Supplementary net (loss) earnings per share was $(0.33), $0.13 and $0.26 for the periods April 1, 1996 to December 31, 1996,
August 23, 1995 to December 31, 1995 and August 23, 1995 to March 31, 1996, respectively.

Cash and Cash Equivalents
Cash and investments with maturities of three months or less when purchased are considered cash equivalents.

Fair Value of Financial Instruments
     The carrying values of cash and cash equivalents, accounts receivable, inventories, investment in AM Cosmetics preferred stock, accounts payable and accrued liabilities approximate fair values due to the short-term maturities of the instruments. The carrying value of long-term debt approximates fair value.

RECLASSIFICATION
Certain prior period balances have been reclassified to conform with current year presentation.

Note 3. Inventories

Inventories at December 31, 1996 and March 31, 1996 are summarized as follows (in 000s):

                                              December 31, 1996  March 31, 1996
Raw materials                                    $      7,017            $4,562
Work-in-process                                         1,236             1,002
Finished goods                                          2,496             3,099
    Total                                        $     10,749        $    8,663

There were no material differences between inventories valued on a LIFO basis or their valuation on a FIFO basis at December 31, 1996 and March 31, 1996.

Note 4. Other Current Assets

Other current assets at December 31, 1996 and March 31, 1996 consist of the following (in 000s):

                                              December 31, 1996   March 31, 1996
Deferred income taxes                             $    128               $   785
Income tax receivable                                  872
Prepaid interest                                                           1,090
Prepaid other                                          346                 1,219
    Total                                         $  1,346             $   3,094

Note 5. Property, Plant and Equipment

Depreciation expense for the nine months ended December 31, 1996 and December 31, 1995 was $672,000 and $586,000, respectively. For the periods from August 23, 1995 to March 31, 1996, April 1, 1995 to August 22, 1995 and April 1, 1994
to March 31, 1995,  depreciation  expense was  $351,000,  $322,000 and $679,000, respectively.

Note 6. Other Assets

Other assets at December 31, 1996 and March 31, 1996 are summarized as follows (in 000s):
                                             December 31, 1996    March 31, 1996
Deferred financing costs                          $    937            $3,275
Deferred tax asset                                     935
Prepaid interest                                                         433
Patents                                                184               152
Trademarks and other                                   128
                                                     2,184             3,860
Less: accumulated amortization                          33               318
    Total                                        $   2,151            $3,542

EX-13, PAGE 17

Note 7. Long-Term Debt

Long-term debt at December 31, 1996 and March 31, 1996 is summarized as follows (in 000s):

                                            December 31, 1996    March 31, 1996
Term Loans                                       $      24,350        $29,000
Revolving line of credit                                 2,052          7,500
Senior subordinated notes,
  interest at 12.5%                                                    16,693
Subordinated notes, interest at 15%                                     2,004
Junior subordinated notes,
  interest at 10%                                                      11,544
Other                                                     699              47

                                                       27,101          66,788
Less: current portion                                   2,600           3,010
                                                 $      24,501        $63,778

Note 7. Long-Term Debt (continued)
Annual maturities of outstanding indebtedness at December 31, 1996 are as follows (in 000s):


                                                              December 31, 1996
1997                                                                   $2,600
1998                                                                    2,840
1999                                                                    2,891
2000                                                                    2,745
2001                                                                    2,623
Thereafter                                                             13,402
                                                                       27,101
Less: Current maturities                                                2,600
Long-term portion                                                     $24,501

     The Company used the proceeds from its initial public offering to retire the senior subordinated notes, subordinated notes and junior subordinated notes. As a result, during the nine months ended December 31, 1996, the Company incurred $3.5 million (net of the related tax benefit of $2.4 million) of debt-related charges and write-offs reflected in the accompanying Statements of Operations as an extraordinary item. In addition, a shareholder forgave a portion of the junior subordinated notes totaling $5.5 million which is reflected as a capital addition in the Statement of Shareholders' Equity.
     In October 1996, the Company replaced its credit agreement with a new facility (the "New Senior Bank Facility") that includes (i) a $15.0 million term loan A, (ii) a $10.0 million term loan B and (iii) a $15.0 million revolving credit facility, including up to $5.0 million of letters of credit. Aggregate borrowings under the revolving credit facility and outstanding letters of credit may not exceed the Borrowing Base, which equals the sum of (i) 80% of Eligible Accounts Receivable and (ii) 50% of Eligible Inventory. The amount available for borrowing under the revolver at December 31, 1996 was $12.9 million. Term loan A, term loan B and the revolving credit facility mature in September 2002, 2003 and 2002, respectively. Term loan A amortizes in quarterly installments of $625,000, term loan B amortizes in quarterly installments of $25,000 through September 2002 and in quarterly installments of $2,350,000 beginning in December 2002.
        The term loan A and revolving credit facility bear interest at the applicable prime rate plus 0.5% or LIBOR plus 2.0% and have a final maturity of six years. The term loan B bears interest at the applicable prime rate plus 1.0% or LIBOR plus 2.5% and has a final maturity of seven years. The New Senior Bank Facility contains less restrictive covenants compared to the previous facility, since the Company is substantially less leveraged following the Offering.
        The Credit Agreement provides for (i) a commitment fee of 0.5% per annum on the unutilized portion of the revolving credit facility, (ii) a fee of 2.0% per annum on the maximum amount available to be drawn under letters of credit, and (iii) a letter of credit issuance fee.
     The obligations of Carson Products under the New Senior Bank Facility are secured by substantially all of Carson Products' (and its subsidiaries) assets, as well as by a pledge of the capital stock of Carson Products. The New Senior Bank Facility is guaranteed by the Company and each present and future subsidiary of Carson Products (other than Carson South Africa and its subsidiaries). The New Senior Bank Facility contains covenants with respect to, among other things, (i) maintenance by Carson Products of certain total interest coverage ratios, fixed charge coverage ratios and leverage ratios, and (ii) restrictions on the incurrence of additional liens or indebtedness. The New Senior Bank Facility contains restrictions on the payment of any cash dividends except for dividends or distributions payable in shares of capital stock.

EX-13, PAGE 18

Note 8. Accrued Liabilities

Accrued liabilities at December 31, 1996 and March 31, 1996 consisted of the following (in 000s):

                                               December 31, 1996  March 31, 1996
Compensation and benefits                         $    1,587             $2,227
Advertising                                            1,070              1,340
Self-insurance                                           719                927
Interest                                                 240                384
Income tax payable                                       493                --
Other                                                    342                476
                                                       4,451              5,354

Note 9. Income Taxes

The following is a reconciliation of the statutory tax rate on (loss) income from continuing operations to the Company's effective tax rate for the periods noted:

                             Company                        Predecessor            Company     Predecessor
                                    Unaudited
                   April 1, 1996  to  Aug. 23, 1995 to   April 1, 1995 to      Aug. 23, 1995 to    Year Ended
                   Dec. 31, 1996  Dec. 31, 1995            Aug. 22, 1995        March 31, 1996    March 31, 1995

Statutory rate             (34.0)%      34.0%                    34.0%            34.0%              34.0%
State income taxes
    (net of federal
    benefit)                (2.6)%        2.6%                   4.0%              4.0%               4.0%
Foreign taxes               33.8%        21.5%                                    21.5%
Foreign tax credit         (33.8)%      (21.5)%                                  (21.5)%
Permanent differences:
    Incentive
       Compensation         93.9%
    Goodwill                21.8%        24.3%                                    15.0%
Other taxes                 33.8%                              (1.7)%                               (2.2)%
Effective rate             112.9%        60.9%                  36.3%             53.0%              35.8%

EX-13, PAGE 19

Income tax expense  (benefit)  for the periods  noted  include the following (in
000s):

                                                              Twelve-Months
                                               Nine-Months
                      Company                          Predecessor             Company          Predecessor
                  April 1, 1996 to  Aug. 23, 1995 to  April 1, 1995 to      Aug. 23, 1995 to    Year Ended
                  Dec. 31, 1996     Dec. 31, 1995      Aug. 22, 1995        March 31, 1996     March 31, 1995
                                        Unaudited
Current:

    Federal                 $1,685        $117    $        1,744                $204        $  2,760
    State                      405          19               333                  33             294
    Foreign                    594         177               104                 310              95
    Total current
      provision              2,684         313             2,181                 547           3,149

Deferred:
    Federal                  (749)          102              52                  609             23
    State                    (269)          65               10                  114              2
    Foreign                    61           47                                    82
    Total deferred
      provision              (957)         214               62                  805              25

    Total provision
       for continuing
       operations            1,727         527             2,243                1,352           3,174
    Benefit for extra-
      ordinary item         (2,351)
    Benefit for
       accounting
       change                                                                                    (147)
    Total income tax
       (benefit) expense   $  (624)      $ 527  $          2,243              $  1,352    $      3,027



The effects of temporary differences which gave rise to the deferred tax asset and liability at December 31, 1996 and at March 31, 1996 are as follows (in
000s):

EX-13, PAGE 20

                                                    December 31, 1996      March 31, 1996
                                          Current      Long-term    Current          Long-term
Deferred domestic tax assets related to:
    Deferred compensation                    $          $ 643        $               $  638
    Accrued expenses                           813                     522              188
    Package design costs                                  533                           412
    Allowance for doubtful accounts             219                    199
    Foreign tax credit carryforward                       702
    NOLcarryforward                                       241
    Inventories                                14                      50
    Other                                                 116          14
                                               1,046    2,235         785             1,238

Deferred domestic tax liabilities related to:
    Inventories                                 (827)                                  (801)
    Property, plant and equipment                      (1,300)                       (1,168)
    Other                                        (91)
                                                (918)  (1,300)                       (1,969)
Deferred domestic tax asset (liability)        $128    $  935       $ 785         $    (731)
Deferred foreign tax liability                 $       $ (106)      $                  $(54)



Deferred income taxes were not provided on undistributed earnings of certain foreign subsidiaries ($5.7 million at December 31, 1996 and $1.0 million at March 31, 1996) because such undistributed earnings are expected to be
reinvested   indefinitely   overseas.  If  these  amounts  were  not  considered
permanently invested, an additional deferred tax liability of approximately $712,500 and $125,000 would have been provided as of December 31, 1996 and March 31, 1996, respectively. The foreign tax credit and NOL carryforward of $0.7 million and $0.5 million expire at December 31, 2001 and December 31, 2011, respectively.

EX-13, PAGE 20

Note 10. Employee Benefit Plans

The Company has a profit sharing plan which covers substantially all its U.S. employees. Contributions to the plan are discretionary, as determined by the Board of Directors. Contributions are made on an annual basis. The Company contributed $401,000 to the plan for the period from April 1, 1996 to December 31, 1996 and $246,000 to the plan for the period from August 23, 1995 to March 31, 1996.
        The Company is obligated for retirement benefits to a former employee for the remainder of his (and his spouse's) life. The expected present value of this obligation ($1.6 million at December 31, 1996 and $1.7 million at March 31,
1996) is classified in other liabilities in the accompanying balance sheets.
        The Company provides postretirement health care benefits to a limited number of key executives. The accumulated postretirement benefit obligation ("APBO") was $517,000 at December 31, 1996 and $499,000 at March 31, 1996. For
measurement purposes, the cost of providing medical benefits was assumed to increase by 10% in the fiscal year ended December 31, 1996, decreasing to an annual rate of 8% after December 31, 1999. The medical cost trend rate assumption could have an effect on amounts reported. For example, an increase of 1% in the assumed rate of increase would have an effect of increasing the APBO by $63,000 and the net periodic postretirement benefit cost by $23,000. The weighted average discount rate used in determining the APBO was 8%. Net periodic postretirement benefit cost for the period from August 23, 1995 to March 31, 1996 was $9,000. Net periodic postretirement benefit cost for the period from April 1, 1996 to December 31, 1996 was $18,000.
     The Company recognized $0.8 million of compensation expense during the quarter ended June 30, 1996 relating to anticipated costs under certain equity-based long-term incentive compensation arrangements (such awards and compensation expense are based upon the fair market value of the Company at the time of the initial public offering). Such arrangements were awarded originally as stock appreciation rights ("SARs"). During 1996, the SARs were amended and converted to immediately exercisable stock purchase rights, on a complete or partial basis, as agreed to by the Company and the awardee.The SARs entitled the holder to a specified value (determined as a percentage of the Company's equity value) over a fixed base value subject to five year vesting requirements (or earlier upon a public offering or sale of the Company). Upon amendment and conversion, the SAR rights were cancelled (and replaced with accelerated, immediately exercisable stock purchase rights). These rights have a fixed purchase price equal in amount to the canceled SARs fixed base value.
     During August 1996, pursuant to the terms of the accelerated, immediately exercisable stock purchase rights, several outside directors purchased 115,373 shares of Common Stock at approximately $2.17 per share for an aggregate purchase price of $250,000 and members of senior management purchased 385,818 shares of Common Stock at approximately $4.21 per share for an aggregate purchase price of $1.6 million. The purchase of such shares by senior management was financed with $1.4 million (net of discount) in noninterest bearing long-term full recourse loans from the Company. The incentive compensation expense represents the excess of the initial public offering price over the actual purchase price of these shares plus certain cash payments. In connection with the South African offering, the Company also issued shares of the subsidiary to certain members of its management; the Company recorded compensation expense of approximately $0.3 million for these share awards.

Note 11. Contingencies

The Company is a party to lawsuits incidental to its business. Management believes that the ultimate resolution of these matters will not have a material adverse impact on the business or financial condition and operations of the Company.

EX-13, PAGE 21

Note 12. U.S. and Foreign Operations

The Company's operations are located in the United States and South Africa. Financial information by geographic area is as follows (in 000s):

                                                                                         Twelve Months
                                                                 Nine Months

    (UNAUDITED)                                        Company
Net sales:                               April 1, 1996 to      August 23, 1995     April 1, 1995 to  August 23, 1995    Year Ended
    United States:                       December 31, 1996   to December 31, 1995  August 22, 1995   March 31, 1995  March 31, 1995
    Domestic .............................  $42,855              $17,386        $20,189                 $30,676            $47,111
    Export ...............................    8,274                3,304          4,407                   6,494              7,382
    South Africa .........................    8,809                2,983          2,258                   4,295              3,633
 .........................................  $59,938              $23,673        $26,854                 $41,465            $58,126
Operating income:
    United States ........................    $723                $3,096         $4,733                  $5,890             $7,852
    South Africa .........................   1,728                   374            363                     973                363
 .........................................  $2,451                $3,470         $5,096                  $6,863             $8,215
Identifiable assets (at end of period):
    United States ........................ $95,385               $82,109                              $  84,988            $42,585
    South Africa .........................  11,529                 2,953                                  4,404              2,113
    Eliminations .........................  (9,283)                 (971)                                (1,310)              (835)
 ......................................... $97,631               $84,091                                $88,082            $43,863

Transfers of products from the United States to South Africa were not material during the periods presented above. Export sales from the United States include sales to customers in Europe, the Caribbean and Africa.


Note 13. Financial Information of Carson, Inc. (Parent Company)

The assets of Carson, Inc. on an unconsolidated basis consist solely of its investment in Carson Products Company. During the period from April 1, 1996 to December 31, 1996, and for the period from August 23, 1995 to March 31, 1996, the results of operations of Carson, Inc. consisted solely of its equity in the earnings of Carson Products Company and its cash flows consisted solely of the cash provided by financing activities of $42.4 million and $12.0 million, respectively, from the sale of its common stock and cash used in investing activities of $42.4 million and $12.0 million, respectively, for its investment in Carson Products Company.

Note 14. Certain Relationships and Related Transactions

Morningside
Carson Products and Morningside Capital Group, L.L.C., ("Morningside") entered into a Management Assistance Agreement dated August 23, 1995 (the "Management Agreement"), pursuant to which Morningside and a shareholder of the Company agreed to supply the services of a principal member of Morningside to the Company to provide certain advice and assistance. Such services are provided for a fee of $350,000 per year, payable on a monthly basis in advance plus reimbursement for out-of-pocket expenses. The termination date of the Management Agreement is August 23, 1998; however, the term of the agreement shall continue after such termination date until terminated by not less than 30 days' advance notice by either party.
     In connection with the Acquisition, Morningside received fees of $500,000 from the Company for arranging and negotiating the financing for the Acquisition and performing other consulting and financial advisory services and was reimbursed by the Company for certain related expenses. Under the Management Agreement, the Company paid Morningside approximately $25,000 in fiscal 1996 for reimbursement of out-of-pocket expenses. Morningside received a fee of $100,000 for arranging and negotiating the terms of the New Senior Bank Facility and performing other consulting and financial advisory services. In addition, the Company reimbursed Morningside for approximately $35,000 of out-of-pocket expenses incurred in connection with the initial public offering. From time to time Morningside may provide additional financial advisory services to the Company, for which Morningside will receive usual and customary compensation.

Fees Related to the Acquisition
A corporation in which the Company's chief financial officer serves as President and is a principal stockholder, was paid $290,000 and received 159,180 shares of the Company's Class C Common Stock from the Company in connection with financial advisory services related to the Acquisition. A law firm in which a director and shareholder of the Company serves as President and Chief Executive Officer was paid approximately $690,000 for services rendered in arranging the equity investment in the Company in connection with the Acquisition. A principal lender and a shareholder of the Company received fees and reimbursement of out-of-pocket expenses totalling $1,783,000 in connection with the Acquisition.

EX-13, PAGE 22

     Note 14.  Certain  Relationships  and Related  Transactions  (continued) AM
Cosmetics Morningside AMAcquisition Corp., ("AM Acquisition"), entered into a Subscription Agreement dated as of June 26, 1996 (the "Subscription Agreement") with Carson Products, providing for the purchase by Carson Products of 300 shares of cumulative Payment in Kind Preferred Shares (the "PIK Preferred Shares") issued by AMAcquisition, at a price of $10,000 per share. AM Acquisition was formed by Morningside on behalf of an investor group to acquire the assets of Arthur Matney Co., Inc. Certain key management personnel and shareholders of the Company are also key management and shareholders of AM Cosmetics. AMCosmetics sells three brands of "budget"cosmetics, one of which is targeted at the African-American consumer. The PIK Preferred Shares are non-voting and are entitled to cumulative dividends payable quarterly in additional PIK Preferred Shares at a rate of 12%per annum. Additionally, the PIK Preferred Shares are subject to redemption in whole at the option of Carson Products on or after July 1, 2005, at the stated value per share (which is $10,000 per share) plus an amount in cash equal to all accrued and unpaid dividends on the PIK Preferred Shares.
     Concurrent with its investment in AM Acquisition, Carson Products entered into a Management Agreement (the "Carson-AM Management Agreement") with AM Cosmetics, pursuant to which Carson Products agreed to manage the business operations of, and provide certain other services to AM Cosmetics. In return for the management and other services it will provide, Carson Products is entitled to fees equal to 1%of AM Cosmetics' annual net sales subject to a minimum of $500,000 per annum. The Carson-AMManagement Agreement expires on June 26, 2004 unless terminated earlier, or renewed for an additional three-year period at AM Cosmetics' option by giving Carson Products written notice thereof at least 180 days prior to the expiration date. Either party may terminate the AM Management Agreement by providing the other party with written notice, at least 360 days in advance if terminated by Carson Products and 60 days in advance if terminated by AM Cosmetics.

INDEPENDENT AUDITORS REPORT

Board of Directors and Stockholders of Carson, Inc.:

        We have audited the accompanying consolidated balance sheets of Carson, Inc. and its subsidiaries as of December 31, 1996 and March 31, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the periods from April 1, 1996 to December 31, 1996 and from August 23, 1995 to March 31, 1996. We also audited the accompanying statement of
operations,   stockholders'   equity,  and  cash  flows  of  Aminco,  Inc.  (the
Predecessor) for the period from April 1, 1995 to August 22, 1995. Our audits also included the financial statement schedule listed in the index at Item 14 for such periods. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, such consolidated financial statements present fairly, in all material respects the financial position of Carson, Inc. and its subsidiaries as of December 31, 1996 and March 31, 1996, and the results of its operations and its cash flows for the periods from April 1, 1996 to December 31, 1996 and from August 23, 1995 to March 31, 1996, and the results of operations and cash flows of the Predecessor for the period from April 1, 1995 to August 22, 1995 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


DELOITTE & TOUCHE LLP

Atlanta, Georgia
March 7, 1997

EX-13, PAGE 23

REPORT OF INDEPENDENT ACCOUNTANTS

Directors of Aminco, Inc. and Subsidiaries:

     In our opinion, the accompanying consolidated statements of income, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Aminco, Inc. and its subsidiaries at March 31, 1995, and the results of their operations and their cash flows for the year in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Atlanta, Georgia
May 8, 1995


EX-13, Page 24